Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CELULARITY INC.

Celularity Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

2. The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. That Article IV of the Certificate of Incorporation be, and hereby is, amended by adding the following new paragraph at the end of such article:

“E. Effective at 5:00 p.m. (Eastern Time) on February 28, 2024 (such time, the “Effective Time”), every ten (10) shares of Class A Common Stock outstanding immediately prior to the Effective Time (such shares, the “Old Common Stock”) shall automatically without further action on the part of the Company be combined into one (1) fully paid and nonassessable share of Class A Common Stock (the “New Common Stock”), subject to the treatment of fractional shares described below. From and after the Effective Time, certificates representing the Old Common Stock shall, without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. There shall be no fractional shares issued. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of Common Stock not evenly divisible by ten (10), will be entitled to receive cash in lieu of fractional shares at the value thereof on the date of the Effective Time as determined by the Board of Directors; provided that, whether or not fractional shares would be issuable as a result of the share combination shall be determined on the basis of (i) the total number of shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time formerly that the holder is at the time surrendering and (ii) the aggregate number of shares of New Common Stock after the Effective Time into which the shares of Old Common Stock shall have been reclassified; and (b) with respect to holders of shares of Old Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of New Common Stock as a result of the share combination (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the fractional share payment automatically and without any action by the holder.”

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 22nd day of February, 2024.

CELULARITY INC.

By:	/s/ Robert Hariri
Name:	Robert J. Hariri, M.D., Ph.D.
Title:	Chief Executive Officer